UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Issuance of Press Release

On May 23, 2023, Brera Holdings PLC issued a press release announcing the expansion of its acquisition strategy to include the potential acquisition, management or sponsorship of men’s and women’s teams or clubs engaged in sports activities in addition to association football. No such acquisition target has yet been identified. A copy of this press release is attached hereto as Exhibit 99.1.

Exhibit No.	Description
99.1	Press Release dated May 23, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2023	BRERA HOLDINGS PLC

	By:	/s/ Sergio Carlo Scalpelli
Sergio Carlo Scalpelli
Chief Executive Officer